EXHIBIT 12.1

j2 GLOBAL, INC.

Statement re: Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	Year Ended										Six Months Ended
	December 31, 2007		December 31, 2008		December 31, 2009		December 31, 2010		December 31, 2011		June 30, 2011		June 30, 2012
	(Dollars in thousands)

Earnings:
Income before income taxes	$95,461		$102,153		$97,779		$110,637		$137,116		$60,983		$77,727
Add: Fixed charges	647		891		806		1,110		1,460		726		750

Total earnings	$96,108		$103,044		$98,585		$111,747		$138,576		$61,709		$78,477

Fixed Charges:
Interest expense	$11		$104		$76		$104		$147		$65		$89
Interest factor in rental expense (1)	636		787		730		1,006		1,313		661		661

Total fixed charges	$647		$891		$806		$1,110		$1,460		$726		$750

Ratio of earnings to fixed charges	148.5	x	115.6	x	122.3	x	100.7	x	94.9	x	85.0	x	104.6	x

(1)	Utilized an assumed interest factor of 33% in rental expense.

The interest amount associated with unrecognized tax positions is a component of income tax expense and not fixed charges, thus is not included in the table above.